SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2011

List of Exhibits:

1. Press Release entitled “CNH Acquires Full Ownership of Indian Construction Equipment Joint Venture”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 31, 2011

FOR IMMEDIATE RELEASE
For more information contact:

CNH International Press Office	+39 011 0086346	international.media@cnh.com

CNH Acquires Full Ownership of Indian Construction

Equipment Joint Venture

BURR RIDGE — (March 31, 2011)— CNH Global NV, a global leader in the agricultural and construction equipment business, announced today that it acquired full ownership of L&T – CASE Equipment Private Limited, an unconsolidated joint venture established in 1999 with Larsen & Toubro Limited to manufacture and sell construction and building equipment in India. The new wholly owned company will take the name Case New Holland Construction Equipment India Private Limited.

The company, which employs more than 600 people, operates a production facility in Pithampur in Madhya Pradesh and a distribution network of 56 dealers and 144 outlets. With this investment, CNH confirms its commitment to a strong manufacturing base for its construction equipment business at the Pithampur plant. In addition, the company plans to continue to invest in its Case construction equipment product offering and strengthen the sales network to meet the needs of construction businesses in the important local and export markets.

The Pithampur facility currently builds backhoe loaders and vibratory compactors; the complex is spread over 40 acres and occupies over 28,000 sqm of covered area. It is equipped with state-of-the-art facilities, such as high precision laser and cutting machines, welding robots, CNC machine tools, a new automated powder coating system and a variable speed assembly line. The factory holds ISO 9001 certification for design and manufacture of construction and road building equipment and ISO 14001 certification for environmental management. As it is integrated into the CNH manufacturing network, the Pithampur plant will introduce the World Class Manufacturing methodologies to bring it in line with CNH Production System and Quality Standards.

“This is an important step in our long term commitment to consolidate our construction equipment business in India and in other export markets and to develop a manufacturing base in India fully integrated in the CNH worldwide industrial footprint. The Pithampur plant will be in a position to make the most of the opportunities for growth that the sector offers today and in the future,” said Harold Boyanovsky, President and CEO CNH Global NV.

Case New Holland Construction Equipment India Pvt Ltd joins CNH’s existing agricultural equipment base, New Holland Fiat India Pvt Ltd, located in Greater Noida where it manufactures tractors, transmissions, engines and 4 wheel drive axles for CNH’s agricultural and construction equipment brands.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.